Exhibit 99.1

Catalyst Paper posts improved Q1 operating results

RICHMOND, BC, May 6, 2014 /CNW/ - Catalyst Paper (TSX:CYT) recorded adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of $25.7 million compared to $19.1 million in Q4 2013.  Results reflect predominantly a weaker Canadian dollar, as well as higher pulp prices and improved production.  Production volumes were more than 2% higher than the prior year average.  Sales of $273.9 million were negatively impacted by 8,000 tonnes of paper that were not shipped in the quarter due to the extended container truck driver strike at Port Metro Vancouver.

Catalyst recorded net earnings before specific items of $6.5 million ($0.45 per common share) in Q1 compared to $1.7 million ($0.12 per common share) the previous quarter.  Including specific items, the net loss for the quarter was $3.8 million ($0.26 per common share), the majority of which was a non-cash foreign exchange loss on long term debt, versus a net loss of $95.0 million ($6.55 per common share) for the fourth quarter. Prior quarter results reflected an $86.9 million non-cash impairment adjustment to the carrying value of goodwill and fixed assets.

Free cash flow improved by $5.7 million over the previous quarter to $11.6 million.  Liquidity improved by $15.6 million to $138.2 million, net of restricted cash.

"We are starting to see the positive impact of cost control, improved safety and productivity in our operations," said Catalyst President and CEO Joe Nemeth. "While the domestic paper market remains challenging, we continue to grow our market share in freight-logical, niche markets for coated mechanical and lightweight newsprint. Pulp markets are holding steady and as long as we keep up the strides we are making in productivity and cost control, we are well-positioned for the future."

Quarter Highlights

Completion in the quarter of a Term Loan due in 2017 of $20.0 million to replace Floating Rate Senior Secured Notes due in 2016 of US$19.4 million will result in a reduction in outstanding secured debt of approximately US$1.4 million and annual interest cost of approximately US$1.4 million.  The company further reduced its debt level by US$14.5 million and annual interest by US$1.6 million by repurchasing for cancellation outstanding 2017 Notes in the open market.  Completion of these transactions occurred in April.

In January the Supreme Court of British Columbia ruled in favour of Catalyst in the reassessment of sales tax payable under the Social Services Tax Act on electricity purchased from Powell River Energy Inc. (PREI) in 2001 through 2010. The sales tax refund is estimated at $5.8 million including interest.  The Province of British Columbia has applied to the British Columbia Court of Appeal for leave to appeal this decision and a hearing has been scheduled for May 8, 2014.

Market Conditions

North American paper demand fell in all the grades that the company supplies, a combination of secular declines as well as publishers and retailers entering the seasonally slower time of the year.   Benchmark prices for our specialty papers declined slightly, while newsprint remained flat.

Demand for lightweight newsprint in Latin America and coated specialty papers in western North American niche markets continues to support the company's sales and marketing focus in growing market share in these product lines.

For NBSK pulp, the benchmark price increased $16 per metric tonne as supply and demand conditions continued to be positive.

Selected Highlights

(In millions of dollars, except where otherwise stated)	2014	2013
	Q1	Total	Q4	Q3	Q2	Q1
Sales	$273.9	$1,051.4	$272.1	$268.8	$263.4	$247.1
Operating earnings (loss)	14.8	(87.8)	(79.5)	4.9	(12.0)	(1.2)
Depreciation and amortization	10.9	47.0	11.7	11.5	11.4	12.4
Adjusted EBITDA [1]	25.7	46.1	19.1	16.4	(0.6)	11.2
- before restructuring costs [1]	25.7	47.3	20.1	16.4	(0.5)	11.2
Net earnings (loss) attributable to the company	(3.8)	(127.6)	(95.0)	5.2	(28.0)	(9.8)
- before specific items [1]	6.5	(31.5)	1.7	(3.5)	(18.1)	(11.6)
Total assets	721.7	700.1	700.1	800.8	800.8	832.0
Total liabilities	712.7	687.2	687.2	704.6	722.3	725.5
Adjusted EBITDA margin [1]	9.4%	4.4%	7.0%	6.1%	(0.2%)	4.5%
- before restructuring costs [1]	9.4%	4.5%	7.4%	6.1%	(0.2%)	4.5%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars) - basic and diluted from continuing operations	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
- basic and diluted from discontinued operations	-	0.21	-	-	-	0.21
- before specific items [1]	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)
(In thousands of tonnes)
Sales	335.7	1,373.3	346.5	350.6	346.6	329.6
Production	352.8	1,382.6	350.2	357.6	338.5	336.3

1	Refer to section 6, Non-GAAP measures in Management's Discussion and Analysis (MD&A) for the three months ended March 31, 2014.

Outlook

Specialty printing paper markets are expected to remain challenging in 2014. On a positive note, operating rates and prices for coated and uncoated mechanical are forecasted to strengthen in the second half of 2014. Demand for directory paper will continue to decline due to electronic substitution. Newsprint demand in North America is expected to continue to contract as circulation and page counts fall, along with the continued migration of information and advertising to electronic mediums.

Pulp markets are expected to experience a pause in Q2, driven by a reduction in Chinese purchases.  This, along with new hardwood capacity, will put downward pressure on pricing.

Second quarter earnings will reflect a hydroelectricity rate increase effective April 1 of 9% and a scheduled maintenance shut on Crofton's recovery boiler.

Further Quarterly Results Materials

This release, along with the full annual Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 21:35e 06-MAY-14